EXHIBIT 99.6

Global Green, Inc. Hires Law Firm to Handle Petition to be Filed with SEC

TALLAHASSEE, Fla. – October 9, 2014 – Global Green, Inc. (GOGC: Pink Sheets), a green bio-pharmaceutical company, today announced that it has retained Snyderburn, Rishoi & Swann LLP, a law firm that will handle the petition to be filed with the Securities and Exchange Commission to challenge the Commission's Order that suspended trading in the stock of Global Green, Inc. shares in the OTC Market.

Further, at this time, Global Green, Inc. is seeking another vaccine manufacturer and evaluating how to proceed with the studies on its patented Salmogenics vaccine. This will take time and negotiations and will put the schedule of the attempt at USDA approval for the vaccine behind by an estimated 18-24 months.

About Global Green, Inc.
Global Green, Inc. is a green bio-pharmaceutical company committed to identifying technology platforms and commercializing vaccines that contain natural organisms that are not genetically modified, utilizing pharmaceutical standards without the use of mercury.  For more information, visit www.globalgreeninc.com.
Forward-Looking Statement
Certain statements in this news release may contain forward-looking information within the meaning of Rule 175 under the Securities Act of 1933 and Rule 3b-6 under the Securities Exchange Act of 1934, and are subject to the safe harbor created by those rules. All statements, other than statements of fact, included in this release, including, without limitation, statements regarding potential future plans and objectives of the company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Technical complications which may arise could prevent the prompt implementation of any matters outlined above.

Contact:
Pam Lagano
plagano@globalgreeninc.com
727.480.3082